Exhibit 4.1

Provisional certificate No. 12
GRUPO SIMEC, S.A.B. DE C.V.

CAPITAL STOCK

SHARES (non-par value)	AMOUNT
Number of shares issued: [481’214,706]	Total: [$2,340’021,417.79] pesos
Total number of outstanding shares: [481’214,706]	Amount subscribed and duly paid: [$2,340’021,417.79] pesos

Class I (fixed stock):	Class II (variable stock)
Shares: 90’850,050 Series “B”	Shares: 390’364,656 Series “B”
Amount: $441’785,695.76	Amount subscribed and duly paid:
[$1,898,235,722.04] pesos

COMPANY’S INCORPORATION

Grupo Simec, S.A.B. de C.V. was incorporated by means of public deed number 17,348 dated August 22, 1990, granted before Lorenzo García García Méndez, notary public number 27 of Guadalajara, Jalisco. Such public deed was registered before de Public Registry of Property and Commerce of Guadalajara, Jalisco under the commercial registration number 142-143, Volume 374, First Book.

AMENDMENT TO THE CORPORATE BY-LAWS

The Company’s corporate By-laws have been subject to several amendments. In that regard, the General Extraordinary Shareholders Meeting, dated October 24, 2006, approved the total amendment of the By-laws by means of public deed number 26,939 dated November 10, 2006, granted before Lorenzo García García Mendez, notary public number 27 of Guadalajara, Jalisco.

Corporate Domicile: Guadalajara, Jalisco	Duration: Indefinite

SHARES REPRESENTED BY THIS CERTIFICATE

This provisional certificate represents 60’000,000 (sixty million) ordinary, nominative, Series “B” Class II shares, subscribed and duly paid of the variable capital stock.

FOR ITS DEPOSIT WITH S.D. INDEVAL, S.A. DE C.V., INTITUCION PARA EL DEPOSITO DE VALORES, PURSUANT TO ARTICLE 282 OF THE SECURITIES MARKET LAW.

Guadalajara, Jalisco, January ____ 2007.

___________________________	______________________________
Ing. Rufino Vigil González	Sr. Eduardo Vigil González
Board member	Board member

ARTICLE FOURTH. Nationality. The Company’s nationality is Mexican. Any foreign person who may upon incorporation of the Company or at any time thereafter acquire an interest or participation therein, shall be considered as Mexican in respect of any shares or rights acquired there from, of any assets, rights, concessions, participations or interests held by the Company or of any rights and obligations arising from any agreement to which the Company is party, and shall be deemed to have agreed not to invoke the protection of its own government under penalty, in the event of violation of such agreement, of forfeiting in favour of the Mexican government any rights or property acquired thereby.

ARTICLE SIXTH. Capital Stock. The Company’s capita stock is variable. The minimum fixed portion of the Company’s capital, which may not be withdrawn, is the amount of $441’785, 695.76 (four hundred forty one million seven hundred and eighty five thousand six hundred and ninety five pesos 76/100 ) and is represented by ordinary, nominative, Series “B”, Class I shares with non-par value, that shall be fully subscribed and paid-in. The variable portion of the Company’s capital is unlimited and shall be represented by such number of Class II shares with non-par value issued with such other characteristics as the shareholders’ meeting that approves its issuance may determine. Series “B” shares may be subscribed either by Mexican individuals or entities or by foreign individuals, companies or entities as defined as foreign investors pursuant to article 2 of the Foreign Investment Law, and may confer the same rights and obligations to the shareholders on their corresponding series.

Class II shares shall be divided in two series, Series “B” shares of common stock and Series “L” shares with voting and limited corporate rights, pursuant to these by-laws. Series “L” shares may be issued, prior authorization of the National Banking and Securities Commission pursuant to article 54 of the Securities Market Law and other applicable regulations.

Each Series “B” share entitles its holder to one vote at any shareholders meeting, whenever these by-laws or the Law grants voting rights.

Shares without voting rights or with limited voting right, may never represent more than 25% (twenty five percent) of the capital stock considered by the National Banking and Securities Commission to be placed with the public investors on the date of the public offering. The National Banking and Securities Commission may extend such percentage, whenever there is a plan to issue any type of shares which are mandatory convertible into ordinary shares in a period not greater than (5) five years as of their placement, or plans that may restrict voting rights considering the holder’s nationality.

The Series “L” shares shall have the characteristics and the economic rights determined by the shareholders meeting that authorize its issuance. Series “L” would be entitled to vote on the following matters: (i) the transformation of the Company, (ii) extension of its corporate existence, (iii) election of members of the board pursuant to this by-laws and the Securities Market Law, (iv) any merger of the Company in which it is not the surviving entity, (v) corporate spin off of the Company in which it is not the surviving entity, (vi) dissolution or liquidation of the Company, and (vii) cancellation of the registration of the Company’s shares with the National Registry of Securities.

ARTICLE SEVENTH. Cancellation of the registration with the National Registry of Securities. In of the event the Company decides to cancel the registration of its shares in the National Registry of Securities pursuant to the Securities Market Law and the regulations issued by the National Banking and Securities Commission, either by the Company through a resolution adopted by an extraordinary shareholders meeting and with the approval of the shareholders, with or without voting rights, that represent 95% (ninety five percent) of the outstanding capital stock or by an order of the National Banking and Securities Commission, the Company is required to conduct a tender offer for the shares pursuant to Article 108 of the Securities Market Law and other applicable regulations.

Upon completion of such tender offer, the Company shall be required to create a trust with a term of six months, with amounts sufficient to purchase, at the same offering price, all shares not participating in the tender offer. In the corresponding offering circular, the terms and conditions of such trust must be revealed.

Any person(s) who is in control of the Company as of the date of the tender offer shall be jointly liable for the compliance of the provisions contained in the foregoing Article.
The tender offer shall also be subject to Articles 96, 97, 98 sections I and II, and the first paragraph of Article 101, of the Securities Market Law.

Not earlier than 10 (ten) business days prior to the offering date, the Board of Directors, based upon the opinion of the Audit and Corporate Practices Committee, shall prepare and disclose to the public, through the applicable stock exchange, an opinion regarding the offering price and any conflicts of interests which any of the directors may have related to the tender offer. The opinion of the Board of Directors may include the opinion of an independent expert retained by the Company.

The Board of Directors, within 10 (ten) business days prior to the offering and after the opinion from its Audit and Corporate Practices Committee, is required to elaborate and publish and opinion regarding the offering price and any conflict of interest that, as the case may be, each of its Board members may have in connection with the offering. The opinion may be supported by the opinion of an independent expert.

The Company may apply for permission of the National Banking and Securities Commission to apply a different method to determine the offering price, stating on its application the reasons that justify to use such method. The Board of Directors of the Company must agree with such application, considering the opinion from its Audit and Corporate Practices Committee and supported by the opinion of an independent expert.

The amendment of this Article shall require the consent of the National Banking and Securities Commission and the vote of at least 95% (ninety five percent) of the shares entitled to vote in connection therewith at an extraordinary shareholders’ meeting.

ARTICLE NINTH. Stock Certificates. All ordinary shares of their corresponding class shall confer to their holders equal rights and obligations. The stock certificates or provisional certificates that evidence the shares shall bear the autograph or facsimile signature of two members of the Board of Directors. The stock certificates or provisional certificates shall be progressively numbered and may represent one or several shares; they shall have adhered numbered coupons for the payment of dividends. The stock certificates or provisional certificates shall meet the requirements provided by article 125 of the General Law of Business Corporations and shall include, the text of this article and Article Fourth of this by-laws. Likewise, if the stock certificates have been deposited in a securities deposit institution, or if such institution receives directly from the Company any securities that have been issued from the exercise of economic rights of its depositors, the Company may, prior authorization of such institution, deliver multiple stock certificates or one sole stock certificate which evidences the shares of the offering and its deposit, having the institution the obligation to draft the corresponding entries in order to determine the rights of the depositors. In such event, the stock certificates shall be issued with the legend “for their deposit” with the corresponding deposit institution, without being necessary to mention the name, nationality or domicile of the holders. Likewise, pursuant to the Securities Market Law, stock certificates without coupons may be issued; in which case, the statements issued by the deposit institutions shall be considered as coupons for all legal effects. The Company shall issue the definitive stock certificates within a period of 90 (ninety) calendar days as of the date of their issuance or corresponding exchange.